DREYFUS EMERGING LEADERS FUND

(A Series of Advantage Funds, Inc.)

July 15, 2011

We recently sent you proxy materials regarding the Special Meeting of Shareholders of Dreyfus Emerging Leaders Fund (the "Fund"), scheduled to be held on August 11, 2011 (the "Meeting"). Our records indicate that we have not received your vote on the important proposal affecting your investment in the Fund. We urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the Meeting.

Please Vote Today!

After careful review, the Fund's Board recommends that shareholders vote "FOR" the proposal to approve a Plan of Reorganization as detailed in your Prospectus/Proxy Statement. A copy of the Prospectus/Proxy Statement is available by calling the toll free number shown below.

You may not think your vote is important, but your participation is critical to hold the Meeting, so please vote immediately.

1-800-431-9629

Although the response thus far has been very favorable, not enough votes have been cast to meet the necessary requirements.

Your vote is urgently needed!

Please vote now to be sure your vote is received in time for the Fund's

August 11, 2011 Special Meeting of Shareholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

Dreyfus Emerging Leaders Fund has made it very easy for you to vote. *Choose one of the following methods:*

- **Speak to** a proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am – 10pm, Sat 11am – 5pm ET)
- **Log on** to the website noted on the enclosed proxy card and enter your control number printed on the card. Vote by following the on-screen prompts.
- **Call** the phone number on the enclosed proxy card and enter the control number printed on the card. Follow the touchtone prompts.
- **Mail** in your signed proxy card in the envelope provided.